Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Place of Incorporation	Ownership interest attributable to the Company
NCN Group Limited	British Virgin Islands	100%

NCN Media Services Limited	British Virgin Islands	100%

NCN Travel Services Limited	British Virgin Islands	100%

Linkrich Enterprise Advertising and Investment Limited	Hong Kong	100%

Crown Winner International Limited	Hong Kong	100%

Cityhorizon Limited	Hong Kong	100%

NCN Group Management Limited	Hong Kong	100%

Crown Eagle Investment Limited	Hong Kong	100%

Profit Wave Investment Limited	Hong Kong	100%

NCN Huamin Management Consultancy (Beijing) Company Limited	The PRC	100%

Shanghai Quo Advertising Company Limited	The PRC	100%

Teda (Beijing) Hotels Management Limited	The PRC	100%

Huizhong Lianhe Media Technology Co., Ltd.	The PRC	100%

Beijing Huizhong Bona Media Advertising Co., Ltd.	The PRC	100%

Huizhi Botong Media Advertising Beijing Co., Ltd.	The PRC	100%

Yi Gao Shanghai Advertising Limited	The PRC	100%